American Energy Production Inc.
P.O. Box 1406
Mineral Wells, Texas 76068
940-452-8896
Fax 940-327-8018

Via EDGAR

Novemebr 3, 2010

Mark C. Shannon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance

Dear Mr. Shannon,

It is my understanding that Joe Christopher, a director of American Energy Production Inc., spoke with you about the Company’s December 31, 2009 form 10K filing made with the Commission.

I also spoke with Mr. Ron Winfrey on October 28, 2010 and he suggested we ask for an extension until November 30, so we can visit with him on the comments we received from the Commission on October 19, 2010.  He said we will go over each comment and determine the action required to properly disclose the reserve report for 2009.

Thank you for your consideration.

Charles Bitters, CEO, CFO and President
American Energy Production Inc.